Exhibit 99.1

___________________________________________________________________________________________

Notice of Annual General Meeting 2026

i

Ads-Tec Energy plc

(the “Company”)

(Registered in Ireland No. 700539)

Directors	Registered Office
Thomas Speidel Kurt Lauk Joseph Brancato Sonja Harms Andreas Fabritius Alwin Epple	Ads-Tec Energy plc, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland

Dear Shareholder

Introduction

I am writing to you to outline the background to the proposals to be put forward at the forthcoming Annual General Meeting (“AGM”) of the Company, all of which the board of directors (the “Board” or the “Directors”) considers to be in the best interests of the Company and the shareholders as a whole and are recommending for your approval.

Your attention is drawn to the Notice of the AGM of the Company (the “Notice”). The AGM will be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland on 21 September 2026 at 2 pm (Dublin time) and the Notice is set out at page 3 of this document. The business to be transacted at the AGM is set out in proposals 1 to 7 in the Notice. These proposals are described further below.

Board Changes

In accordance with the provisions of Article 158.2 of the Company’s Articles of Association, the term of service for each of the Directors in Class II terminates at the conclusion of this year’s AGM. Our Class II Directors are Sonja Harms and Andreas Fabritius.

Each of Sonja Harms and Andreas Fabritius will be seeking re-election at this year’s AGM, as further detailed in Proposal 4.

Proposal 1 — To consider the Company’s statutory financial statements

This is a proposal to receive and consider the Company’s statutory financial statements for the year ended 31 December 2025.

Proposal 2 — To acknowledge the re-appointment of the statutory auditors

This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditors BDO. This item is being put forward as a non-binding advisory proposal because, under the Companies Act 2014, the re-appointment of the auditors is automatic unless they resign, or a proposal is put forward to remove them.

Proposal 3 — To authorise the Directors to fix the remuneration of the statutory auditors

This is a proposal authorising the Board to fix the remuneration of the statutory auditors in line with agreed terms of engagement as approved by the Audit Committee.

Proposals 4 and 5 — Re-election of Directors

In accordance with the provisions of Article 158.4 of the Company’s Articles of Association, Sonja Harms and Andreas Fabritius are required to retire by rotation at the AGM and, being eligible, they are offering themselves for re-election as Class II Directors. The performance of the aforementioned Directors has been formally evaluated, and the Board considers that their performance continues to be effective and that they demonstrate their commitment to their role as Directors.

Proposal 6 — Approval of authority of the board to issue shares

Under Irish law, directors of an Irish public limited company must have authority from their shareholders to issue any shares, including shares that are part of the company’s authorised but unissued share capital. The Board was granted a five-year allotment authority to issue shares under the Company’s constitution, with such authority to expire on 22 December 2026. We are presenting this proposal to renew the Board’s authority to issue our authorised shares.

We understand it is customary practice for Irish companies listed in the U.S. to seek shareholder authority to issue up to 20% of a company’s issued ordinary share capital and for such authority to be limited to a period of 18 months. Therefore, in accordance with customary practice in Ireland and the rules and standards applicable to companies listed in the U.S., we are seeking approval to authorise the Board to issue up to a maximum of 20% of our issued ordinary share capital as of 27 August 2026, for a period expiring 18 months from the passing of this resolution, unless otherwise varied, revoked or renewed. Notwithstanding the foregoing, we expect to propose renewal of this authorisation on a regular basis at our Annual General Meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. We are not asking you to approve an increase in our authorised share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to issue shares that are already authorised under our Articles of Association upon the terms below. In addition, we note that, because we are a NASDAQ listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of NASDAQ and SEC, including those rules that limit our ability to issue shares in specified circumstances. This authorisation is not required under those regulations, only under Irish law.

As required under Irish law, the resolution in respect of this proposal 6 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of the resolution in respect of Proposal 6 is as follows:

“That the directors be and are hereby generally and unconditionally authorised with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of USD$1503.72 (15,037,197 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of 27 August, 2026) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

Proposal 7 — Approval of authority of the board to exclude the pre-emption provisions of Section 1022 of the Companies Act 2014

Under Irish law, unless otherwise authorised, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favourable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as pre-emption rights). The Board was granted a five-year authority to exclude pre-emption rights under the Company’s constitution, with such authority to expire on 22 December 2026. We are presenting this proposal to renew the Board’s authority to exclude the pre-emption rights.

We understand it is customary practice in Ireland to seek shareholder authority to exclude the pre-emption rights provision in the event of (1) the issuance of shares in connection with any rights issue and (2) the issuance of shares for cash, if the issuance is limited to up to 20% of a company’s issued ordinary share capital. It is also customary practice for such authority to be limited to a period of 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking this authority for a period expiring 18 months from the passing of this resolution, unless otherwise varied, renewed or revoked. Notwithstanding the foregoing, we expect to propose renewal of this authorisation on a regular basis at our Annual General Meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorisation sought for proposal 6, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund or finance the funding of acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorised share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner permitted under our Articles of Association upon the terms below. Without this authorisation, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favourable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorisation is required as a matter of Irish law and is not otherwise required for other companies listed on NASDAQ. Accordingly, approval of this resolution would place us on equal footing with other NASDAQ listed companies.

As required under Irish law, the resolution in respect of this proposal 7 is a special resolution that requires the affirmative vote of at least 75% of the votes cast. In addition, under Irish law, the Board may only be authorised to exclude pre-emption rights if it is authorised to issue shares, which authority is being sought in Proposal 6.

The text of the resolution in respect of Proposal 7 is as follows:

“As a special resolution, that, subject to the passing of the resolution in respect of proposal 6 as set out above and with effect from the passing of this resolution, the directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 (the “Act”) to allot equity securities (as defined in Section 1023 of the Act) for cash, pursuant to the authority conferred by proposal 6 in the notice for the 2026 Annual General Meeting as if sub-section (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to: (a) the allotment of equity securities in connection with a rights issue in favour of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory, or otherwise); and (b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate value of USD$1503.72 (15,037,197 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of 27 August 2026), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

Further Action

Proxy votes must be received no later than 2 pm (Dublin Time) on Friday, 18 September 2026.

Yours sincerely

/s/ Kurt Lauk

Kurt Lauk

Chairman

28 August 2026

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of Ads-Tec Energy plc (the “Company”) will be held at 2 pm (Dublin Time) on Monday, 21 September 2026 in Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland for the following purposes:

As ordinary resolutions:

1.      To consider the Company’s statutory financial statements for the year ended 31 December 2025;

2.      To re-appoint BDO as statutory auditor of the Company;

3.      To authorise the Directors to fix the remuneration of the statutory auditors for the year ending 31 December 2026;

4.      To re-elect Sonja Harms as Class II Director for a three-year term, who retires in accordance with the Articles of Association and, being eligible, offers themself for re-election;

5.      To re-elect Andreas Fabritius as Class II Director for a three-year term, who retires in accordance with the Articles of Association and, being eligible, offers themself for re-election; and

6.      That the directors be and are hereby generally and unconditionally authorised with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of USD$1503.72 (15,037,197 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of 27 August 2026) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

As special resolutions:

7.      As a special resolution, that, subject to the passing of the resolution in respect of proposal 6 as set out above and with effect from the passing of this resolution, the directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 (the “Act”) to allot equity securities (as defined in Section 1023 of the Act) for cash, pursuant to the authority conferred by proposal 6 in the notice for the 2026 Annual General Meeting as if sub-section (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to: (a) the allotment of equity securities in connection with a rights issue in favour of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory, or otherwise); and (b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate value of USD$1503.72 (15,037,197 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of 27 August 2026), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Registered shareholders of the Company at the close of business on the record date Thursday, 27 August 2026 are eligible to vote at the meeting.

Your vote is important. To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

•        Mail:    If you received a proxy card in the mail, mark, sign and date your proxy card and return in the postage-paid envelope; or

•        In person:    You may attend the AGM in person at the above address.

The latest time for receipt of proxies is 2 pm (Dublin Time) Friday, 18 September 2026. We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under “Questions and Answers about the Annual General Meeting” on pages 7, 8, 9 and 10.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

Why did I receive this notice?

You received this notice because you were a shareholder of record as of close of business on Thursday, 27 August 2026.

What is the date, time and location of the Annual General Meeting?

We will hold the Annual General Meeting at 2 pm (Dublin Time) on Monday, 21 September 2026 at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our Company Secretary, Bradwell Limited at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Should we determine that alternative arrangements may be advisable or required, such as changing the date, time or location of the meeting or holding the meeting by other means such as by remote electronic communication, we will announce our decision by press release and post additional information on the Investor Relations section of our website (https://www.adstec-energy.com/). If you plan to attend the meeting in person, please check the Investor Relations section of our website prior to the meeting, as circumstances may change upon short notice.

Who is entitled to vote?

The Board has set Thursday, 27 August 2026 as the record date for the Annual General Meeting. All persons who were registered holders of Ads-Tec Energy plc ordinary shares at the close of business on that date are shareholders of record for the purposes of the Annual General Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual General Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 75,185,986 ordinary shares outstanding (excluding treasury shares). Each shareholder of record is entitled to one vote per ordinary share on each matter submitted to a vote of shareholders. Your shares will be represented if you attend and vote at the Annual General Meeting.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Continental Stock Transfer & Trust Company) can vote in any of the following ways:

•        By Mail:    You may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. Proxies must be received by the deadline, which is 2 pm (Dublin Time) on Friday, 18 September 2026.

•        In Person:    Attend the Annual General Meeting in Dublin at 2 pm (Dublin Time) on Monday, 21 September 2026 or send a personal representative with an appropriate proxy vote at the meeting. Please contact our Company Secretary, Bradwell Limited, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland for additional information about sending a personal representative on your behalf. For information about how to attend the Annual General Meeting, please see “What do I need to be admitted to the Annual General Meeting?” below.

If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares “in street name”), you will receive instructions from the holder of record that you must follow for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

What are the deadlines to submit my vote?

Proxy cards returned by mail must be received by 2 pm (Dublin Time) on Friday, 18 September 2026.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted, you may revoke your proxy or change your vote by:

•        attending the Annual General Meeting in Dublin and submitting a new poll card during the meeting; or

•        sending a written notice of revocation to our Company Secretary, Bradwell Limited, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, which must be received by 2 pm (Dublin Time) on Friday, 18 September 2026.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorised proxy.

What do I need to be admitted to the Annual General Meeting?

For shareholders who plan to attend the Annual General Meeting in person, at the entrance to the Annual General Meeting in Dublin, we will request to see valid photo identification, such as a driver’s license or passport. We will also need to determine if you owned ordinary shares on the record date by:

•        asking to review evidence of your share ownership as of Thursday, 27 August 2026, such as your brokerage statement. You must bring such evidence with you to be admitted to the meeting; or

•        verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

What constitutes a quorum?

To establish a quorum at the Annual General Meeting there must be at least two shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For purposes of determining a quorum, abstentions and broker “non-votes” are counted as present.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favour of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. Link Registrars Limited will monitor all votes and assist us in tabulating the votes.

What is a “broker non-vote” and how does it affect voting?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a “broker non-vote”, which occurs for proposals considered “non-routine” under NASDAQ rules. Your broker will, however, still be able to register your shares as being present at the Annual General Meeting for purposes of determining the presence of a quorum and will be able to vote on “routine” proposals.

The “routine” proposals in this notice are Proposals 1, 2, 3, 6 and 7 for which your broker has discretionary voting authority under the NASDAQ rules to vote your shares, even if the broker does not receive voting instructions from you. Proposals 4 and 5 are considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur, and your shares will not be voted on this proposal.

What is the vote required to approve each of the proposals discussed in the notice?

The chart below summarises the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposal	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Consider the Company’s statutory financial statements for the year ended 31 December 2025	Majority of Votes Cast	Yes	N/A	No effect
2. Ratify the re-appointment of statutory auditors	Majority of Votes Cast	Yes	N/A	No effect
3. Approve remuneration of statutory auditors	Majority of Votes Cast	Yes	N/A	No effect
4. Re-election of Sonja Harms as Class II director of the Company	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
5. Re-election of Andreas Fabritius as Class II director of the Company	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
6. Approval of the authority of the Board to issue shares	Majority of Votes Cast	Yes	N/A	No effect
7. Approval of the authority of the Board to exclude the pre-emption provisions of Section 1022 of the Companies Act.	75 % of votes cast	Yes	N/A	No effect

ADDITIONAL INFORMATION

Availability of Materials

Important Notice Regarding the Availability of Materials for the 2026 Annual General Meeting of Shareholders to Be Held on 21 September 2026: The notice, is available free of charge at https://www.adstec-energy.com/.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for 2027 is expected to be held in September 2027. If you would like to submit a shareholder proposal to be included in that notice, you should send your proposal to our Company Secretary, Bradwell Limited, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. For your proposal to be included in the notice, the proposal must comply with the requirements established by the SEC and our Articles of Association.

Pursuant to our Articles of Association, a shareholder must give notice of any intention to present a proposal at the Annual General Meeting, including a proposal to appoint a director, not less than 60 nor more than 90 days before the first anniversary of the preceding year’s annual general meeting (“traditional advance notice”). Subject to our Articles of Association, any notice of an intention to present a proposal pursuant to traditional advance notice must be received by our Company Secretary on or after 23 June 2027 but no later than 23 July 2027.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to Bradwell Limited, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within 2 months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of 3 months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet to have a proposal included in the notice under the rules of the SEC.

About Ads-Tec Energy plc

Ads-Tec Energy plc is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, Ads-Tec Energy plc is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

Ads-Tec Energy plc is organised under the laws of Ireland and maintains its registered office in Ireland at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Our website address is https://www.adstec-energy.com/. We use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (Investor Relations — ADS-TEC Energy (adstec-energy.com)) our Annual Report on Form 20-F and our Reports on Form 6-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, as well as our Code of Ethics and the charters of each of the Board’s committees. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Ads-Tec Energy plc, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

Forward-looking Statements

This notice contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

For and on behalf of the Board,

/s/ Bradwell Limited

Bradwell Limited

Company Secretary

Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland

28 August 2026